

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

July 23, 2008

<u>via U.S. mail and fax (972) 969-3572</u>

Mr. Richard P. Dealy
Chief Financial Officer
Pioneer Natural Resources Company
5205 N. O'Connor Blvd., Suite 200
Irving, TX 75039

   Re: **Pioneer Natural Resources Company
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Filed February 21, 2008
     File No. 1-13245**

Dear Mr. Dealy:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        H. Roger Schwall
        Assistant Director